SofTech, Inc.
59 Lowes Way, Suite 401
Lowell, MA 01851

December 23, 2011

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549
Attn:  Courtney Haseley, Esq.

Re:

SofTech, Inc.

Registration Statement on Form S-1

File No. 333-174818

Request for Acceleration

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, SofTech, Inc. (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-1 (File No. 333-174818), as amended (the “Registration Statement”), so that it may become effective at 4:00 p.m. (Washington, D.C. time) on December 28, 2011, or as soon thereafter as practicable.

The Registrant hereby acknowledges that:

(i)

should the U.S. Securities and Exchange Commission ( the “Commission”) or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

(ii)

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

(iii)

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call Matthew J. Gardella of Edwards Wildman Palmer LLP, counsel to the Company, at (617) 239-0789.

Very truly yours,

/s/ Joseph P. Mullaney

Joseph P. Mullaney
President and Chief Executive Officer

cc:

Matthew J. Gardella

Edwards Wildman Palmer LLP